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June 15, 2010

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
ATTN: Document Control - EDGAR

RE: RiverSource Life Insurance Company ("Company") on behalf of RiverSource Variable Annuity Account ("Registrant") Post-Effective Amendment No. 13 on Form N-4
       File Nos. 333-139763 and 811-07195
       RiverSource(R) Innovations Select Variable Annuity

Dear Commissioners:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Principal Underwriter, RiverSource Distributors, Inc., respectfully requests that the effective date of the above-mentioned Registration Statement be accelerated and declared effective on July 19, 2010.

Yours truly,

RiverSource Distributors, Inc.


By: /s/ Bruce H. Saul
    --------------------------------
    Bruce H. Saul
    Chief Counsel